October 26, 2018

VIA EDGAR AND HAND DELIVERY

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Mail Stop 3561

Re:	Benefit Street Partners Realty Trust, Inc.
Schedule TO-T/A filed on October 25, 2018
Filed by Comrit Investments 1, LP
File No. 5-89905

Dear Ms. Chalk:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission in your October 25, 2018 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

General

1.              We note that you have increased the offer price and extended the length of the tender offer until November 30, 2018.  Rule 14e-1(d) mandates that when you extend a tender offer, you must announce such extension by press release or other public announcement, which must include the number of securities deposited to date.  Please advise how you have complied with the requirements of Rule 14e-1(d), or take immediate steps to comply with the requirements of that Rule.

The Purchaser has published notice of the extension of the tender offer in the form of a press release published in Investor’s Business Daily, which includes disclosure of the number of securities deposited to date in accordance with Rule 14e-1(d). The Purchaser has included a copy of the press release as Exhibit (a)(4) to the Purchaser’s Amendment No. 3 to the Schedule TO-T related to the tender offer, filed on the date hereof (the “Amended Schedule TO”).

2.              In numerous places in the revised Offer to Purchase, you state that by tendering, security holders are agreeing to arbitrate any disputes that may arise between them and any other party related to the Offer, to subject themselves to personal jurisdiction in Maryland and are agreeing that the prevailing party will be entitled to recover attorney’s fees and costs.

In your revised disclosure document, please address the following:

•                  Affirmatively state that by agreeing to the provision, tendering holders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations promulgated thereunder;

•                  Identify the relevant forum for arbitration;

•                  Describe the risks to tendering holders associated with the requirement to arbitrate, including but not limited to, increased costs to bring a claim, limited access to information and other imbalances of resources between the tendering holder and other entities such as the bidder, and that this provision may discourage claims or limit or preclude security holders’ ability to bring a claim in a judicial forum they find favorable;

•                  Describe any uncertainty about whether or not a court would enforce the arbitration provision; and

•                  Describe the impacts of limitations on claims arising under other applicable state or federal laws.

The Purchaser acknowledges the Staff’s comment and has provided additional disclosure in the Amended Schedule TO in response to the Staff’s comment.

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The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

/s/ Ziv Sapir
Ziv Sapir
Comrit Investments 1, LP

cc:                                Amos W. Barclay, Esq. (Holland & Hart LLP)